July 1, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	ESSA Pharma Inc.
Registration Statement on Form 20-F
File No. 001-37410

Ladies and Gentlemen:

The undersigned registrant respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced Registration Statement on Form 20-F (the “Registration Statement”) so that it will be declared effective at 10:00 a.m. Eastern Time on July 2, 2015 or as soon thereafter as is practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reason for this request is that ESSA Pharma Inc. (the “Company”) wishes to begin trading its Common Shares on the Nasdaq Capital Market as soon as possible.

We request that we be notified of such effectiveness by a telephone call to Colin Brown of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (416) 777-4717 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ESSA PHARMA INC.

By:	/s/ David Wood
Name:	David Wood
Title:	Chief Financial Officer

[SIGNATURE PAGE TO ACCELERATION REQUEST LETTER]